October 28, 2013

Mr. Christian Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-3561

Re:	1st Financial Services Corporation
Proxy Statement on Schedule 14A
Filed October 15, 2013
File No. 000-53264

Dear Mr. Windsor:

On behalf of 1st Financial Services Corporation (the “Company”), enclosed for filing is the Company’s amended Proxy Statement (the “Amended Proxy Statement”), including exhibits, marked to indicate changes from the Proxy Statement initially filed by the Company on October 15, 2013.

The Amended Proxy Statement is filed in response to your comment letter dated October 25, 2013. To aid in your review, I have repeated your comments followed by the Company’s responses and, where applicable, have indicated where the Proxy Statement has been revised in response to the comments.

General Comments on this Proxy

1.  As noted in the staff’s oral comments delivered on October 21, 2013, please refile this proxy, correctly tagged as a merger proxy.

Response:  The Amended Proxy Statement has been tagged “PREM14A”.

2.  Please include the information required by Schedule 14A in the next amendment. Fill in all blanks except for future dates and shares prices that are unknowable at this time.

Response:  The Amended Proxy Statement has been completed, except for the mailing date, which is not determinable at this time.

3.  Please confirm that 1st Financial’s financial projections have not been given to First Citizens.

Response:  On behalf of the Company, I confirm that the Company’s financial projections have not been given to First Citizens.

Letter to Shareholders

4.  Please state in the first paragraph, or a new second paragraph, what shareholders will receive in the merger. Please clarify that the consideration represents a discount to the pre-announcement trading price of 1st Financial’s shares.

Response:  The first paragraph has been revised in response to this comment.

Mr. Christian Windsor
October 28, 2013

Questions and Answers about the Merger and the Special Meeting, page 1

5.  Revise the first question and answer to clarify that as a result of the merger agreement, shareholders of 1st Financial will have their shares cancelled and will instead receive the right to a portion of the $2 million merger consideration (currently expected to be about $0.39 per share).

Response:  The first question and answer have been modified in response to this comment.

Summary Term Sheet
Interests of 1st Financial’s Directors and Officers in the Merger that Differ . . ., page 10

6.  Please expand each bullet-point to quantify the financial interests described or otherwise quantify the aggregate amount each director and officer will receive as a result of the merger. Please provide more granular disclosure and quantification in the main section.

Response:  The bulletpoints have been modified in response to this comment. The main section has been completed so as to provide detailed disclosure of those interests of the Company’s directors and officers that differ from the interests of shareholders, generally.

I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. I also acknowledge that staff comments or changes to disclosures in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this submission, please contact me at 336-271-3192.

Sincerely,

/s/ Iain MacSween

Iain MacSween

/fhs
Enclosure
cc:           Jessica Livingston, Securities Exchange Commission
Michael G. Mayer, Chief Executive Officer, 1st Financial Services Corporation